

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 22, 2016**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2016, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended March 31, 2016. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

 d)   Exhibits:

       99.1   Caterpillar Financial Services Corporation press release dated April 22, 2016


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Caterpillar Financial Services Corporation


Date: April 22, 2016   By: */s/ Leslie S. Zmugg*
                                       Leslie S. Zmugg
                                       Secretary

<u>EXHIBIT INDEX</u>

Exhibit No.	Description
99.1	Caterpillar Financial Services Corporation press release dated April 22, 2016

Exhibit 99.1

Caterpillar Financial Services Corporation
1Q 2016 Earnings Release

April 22, 2016

FOR IMMEDIATE RELEASE

<u>Cat Financial Announces First-Quarter 2016 Results</u>

Cat Financial reported first-quarter 2016 revenues of $643 million, a decrease of $46 million, or 7 percent, compared with the first quarter of 2015. First-quarter 2016 profit was $100 million, a $33 million, or 25 percent, decrease from the first quarter of 2015.

The decrease in revenues was primarily due to a $23 million unfavorable impact from lower average earning assets and a $13 million unfavorable impact from lower average financing rates.

Profit before income taxes was $145 million for the first quarter of 2016, compared with $187 million for the first quarter of 2015. The decrease was primarily due to a $17 million decrease in net yield on average earning assets reflecting geographic mix changes and currency impacts, an $11 million increase in provision for credit losses and a $10 million unfavorable impact from lower average earning assets.

The provision for income taxes reflects an estimated annual tax rate of 30 percent in the first quarter of 2016, compared with 28 percent in the first quarter of 2015. The increase in the estimated annual tax rate is primarily due to changes in the geographic mix of profits.

During the first quarter of 2016, retail new business volume was $2.29 billion, a decrease of $173 million, or 7 percent, from the first quarter of 2015. The decrease was primarily related to lower volume in the mining and marine portfolios.

At the end of the first quarter of 2016, past dues were 2.78 percent, compared with 3.08 percent at the end of the first quarter of 2015. Write-offs, net of recoveries, were $31 million for the first quarter of 2016, compared with $12 million for the first quarter of 2015. The increase in write-offs, net of recoveries, was primarily driven by the Caterpillar Power Finance and North American portfolios.

As of March 31, 2016, the allowance for credit losses totaled $340 million, or 1.21 percent of net finance receivables, compared with $392 million, or 1.38 percent of net finance receivables at March 31, 2015. The allowance for credit losses at year-end 2015 was $338 million, or 1.22 percent of net finance receivables.

"Our portfolio has performed well overall despite ongoing weakness in many of the key end markets we serve," said Kent Adams, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "The global Cat Financial team is focused on actively managing portfolio health and continuing to serve Caterpillar customers and Cat dealers worldwide through financial services excellence."

For over 30 years, Cat Financial, a wholly owned subsidiary of Caterpillar Inc., has been providing financial service excellence to customers. The company offers a wide range of financing alternatives to customers and Cat dealers for Cat machinery and engines, Solar® gas turbines, and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia and Europe, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Rachel Potts, 309-675-6892 or 309-573-3444, Potts_Rachel_A@cat.com

STATISTICAL HIGHLIGHTS:

FIRST-QUARTER 2016 VS. FIRST-QUARTER 2015
(ENDED MARCH 31)
(Millions of dollars)

	2016		2015		CHANGE
Revenues	$	643	$	689	(7)%
Profit Before Income Taxes	$	145	$	187	(22)%
Profit	$	100	$	133	(25)%
Retail New Business Volume	$	2,293	$	2,466	(7)%
Total Assets	$	35,340	$	34,301	3 %

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions and disruptions in the global financial and credit markets, and changes in laws and regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2015, that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.